UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

Cascade Corporation

(Name of Issuer)

Common Stock, $0.50 par value

(Title of Class of Securities)

147195-10-1

(CUSIP Number)

Robert C. Warren, Jr.

PO Box 20187

Portland, Oregon  97294-0187

(2201 NE 201st Avenue

Fairview, Oregon 97024-9718)

Telephone:  (503) 669-6300

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Gary J. Kocher

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington  98104-1158

Telephone:  (206) 623-7580

October 22, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Warren Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,465,866

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 1,465,866

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,465,866

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 13.1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert C. Warren, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 295,448 (1)

	8.	Shared Voting Power: 1,465,866 (2)

	9.	Sole Dispositive Power: 272,950 (3)

	10.	Shared Dispositive Power: 1,465,866 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,751,722 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11): 15.4%

14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 123,455 shares held directly, of which 22,498 shares are restricted; 93 shares held by 401(k) plan; 9,592 shares held as a fiduciary for family members as to which Mr. Warren has sole voting power; and 162,308 shares issuable upon the exercise of stock options and stock appreciation rights ("SARs") exercisable within 60 days of October 18, 2012, with the number of shares issuable upon exercise of SARs calculated using a $65.00 per share price.

(2) Consists of shares held by Warren Holdings, LLC, as to which Mr. Warren shares voting and dispositive power with Wendy Warren.

(3) Consists of 100,957 shares held directly, 93 shares held by 401(k) plan; 9,592 shares held as a fiduciary for family members as to which Mr. Warren has sole dispositive power; and 162,308 shares issuable upon the exercise of stock options and SARs within 60 days of October 18, 2012, with the number of shares issuable upon exercise of SARs calculated using a $65.00 per share price.

(4) Consists of 123,455 shares held directly, of which 22,498 shares are restricted; 93 shares held by 401(k) plan; 1,465,866 shares held by Warren Holdings, LLC; and 162,308 shares issuable upon the exercise of stock options and SARs exercisable within 60 days of October 18, 2012.  Does not include 9,592 shares held as a fiduciary for family members and 1,200 shares owned by Mr. Warren's spouse, as to all of which Mr. Warren disclaims beneficial ownership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wendy Warren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 84,811

	8.	Shared Voting Power: 1,465,866 (1)

	9.	Sole Dispositive Power: 84,811

	10.	Shared Dispositive Power: 1,465,866 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,550,677

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 13.9%

14.	Type of Reporting Person (See Instructions) IN

(1) Consists of shares held by Warren Holdings, LLC, as to which Ms. Warren shares voting and dispositive power with Robert C. Warren, Jr.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed on behalf of Warren Holdings, LLC, a Washington limited liability company (“Warren Holdings”), and Robert C. Warren, Jr. and Wendy Warren, the managers of Warren Holdings, with respect to the beneficial ownership of shares of common stock, par value $0.50 per share (“Common Stock”), of Cascade Corporation, an Oregon corporation (the “Company”).  This Amendment No. 2 amends the original Schedule 13D filed with the Commission by the reporting persons on December 27, 2010 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to the Original Schedule 13D, filed with the Commission on June 16, 2011 (as so amended, the “Schedule 13D”).

Item 4.                            Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Tender and Voting Agreement

On October 22, 2012, Toyota Industries Corporation, a corporation formed under the laws of Japan (“Parent ”), Industrial Components and Attachments II, Inc., a Delaware corporation and indirect wholly owned subsidiary of Parent (“Merger Sub” ), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Parent and the Company publicly announced the transaction on October 22, 2012.  Pursuant to the terms of the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock for $65.00 per share (the “Offer Price”), net to the seller in cash, without interest.  Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, after completion of the Offer, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and as an indirect wholly owned subsidiary of Parent (the “Merger”).  The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Form 8-K filed by the Company on October 23, 2012, including the text of the Merger Agreement, which is filed as Exhibit 2.1 to such Form 8-K and is incorporated herein by reference.

In connection with the execution of the Merger Agreement, Warren Holdings, Robert C. Warren, Jr. (Warren Holdings and Robert C. Warren, Jr. are each referred to herein individually as a “Shareholder” and collectively as the “Shareholders”), Parent and Merger Sub entered into a Tender and Voting Agreement, dated as of October 22, 2012 (the “Tender Agreement”).  The Tender Agreement provides that, among other things, (i) each Shareholder will tender into the Offer the shares of Common Stock held by it, and (ii) each Shareholder will tender into the Offer any and all other shares of Common Stock that such Shareholder may acquire from time to time.

Pursuant to the Tender Agreement, each Shareholder has agreed that at any meeting of the shareholders of the Company or in connection with any action proposed to be taken by written consent of the shareholders of the Company, such Shareholder shall vote (or cause to be voted) all of such Shareholder’s shares of Common Stock (1) in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, and (2) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement):  (A) any Acquisition Proposal (as defined in the Merger Agreement); (B) any arrangement or agreement related to any Acquisition Proposal, (C) any liquidation, dissolution, winding up, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries, and (D) any other action, transaction or proposal involving the Company or any of its subsidiaries that is intended or would reasonably be expected to, either individually or in the aggregate, impede, delay or adversely affect the Offer, the Merger or any other transactions contemplated by the Merger Agreement.

In addition, pursuant to the Tender Agreement, each Shareholder granted to, and appointed, Parent and any designee of Parent and each of Parent’s officers, as such Shareholder’s proxy and attorney-in-fact to represent, vote and otherwise act with respect to all the shares of Common Stock owned by such Shareholder at any meeting of shareholders of the Company and in any action by written consent of the shareholders of the Company, until the termination of the Tender Agreement, solely with respect to the matters described in the preceding paragraph.

Pursuant to the Tender Agreement, except as expressly permitted by the Tender Agreement, each Shareholder has also agreed not to, among other things, (a) offer for sale or redemption, sell, transfer, tender, pledge, encumber, assign, or otherwise dispose of (each, a “Transfer”), or enter into any Contract with respect to the Transfer of, any or all of such Shareholder’s securities of the Company to any Person (including entering into any hedging or derivative transaction that has the effect of materially changing the economic benefits and risks of ownership of such security), other than pursuant to the Merger Agreement or the Offer; (b) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of such Shareholder’s shares of Common Stock; (c) deposit any of such Shareholder’s shares of Common Stock or other securities of the Company into a voting trust or enter into a voting agreement with respect to any of such shares or other securities, other than pursuant to this Agreement or (d) take any action that would cause any representation or warranty of such Shareholder contained in the Tender Agreement to become untrue or incorrect in any material respect or that would reasonably be expected to have the effect of preventing or disabling or delaying such Shareholder from performing its obligations under the Tender Agreement.

The Tender Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the termination or expiration of the Offer, without any shares of Common Stock being accepted for payment thereunder, (iii) the Effective Time (as defined in the Merger Agreement), and (iv) the amendment of the terms of the Offer or the Merger Agreement to reduce the Offer Price, change the form of consideration to be paid for the Common Stock or change any other material term of the Merger Agreement or the Offer in a manner that is materially adverse to the Shareholders.

The foregoing description of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, a copy of which is attached hereto as Exhibit 99.1, and which is incorporated herein by reference.  This Amendment No. 2 does not purport to amend, qualify or in any way modify the Tender Agreement.

Item 5.                            Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a) – (b)  The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock as of October 18, 2012, which was 11,199,400 shares (as reported in Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2012).

(1)                                  Share ownership information for Warren Holdings:

(A)                                               Aggregate number of shares beneficially owned:  1,465,866

Percentage:  13.1%

(B)                                                  1.  Sole power to vote or to direct vote:  1,465,866

2.  Shared power to vote or to direct vote:  0

3.  Sole power to dispose or to direct the disposition:  1,465,866

4.  Shared power to dispose or to direct disposition:  0

(2)                                  Share ownership information for Robert C. Warren, Jr.:

(A)                                                Aggregate number of shares beneficially owned:  1,751,722

Percentage:  15.4%

(B)                                                  1.  Sole power to vote or to direct vote:  295,448

2.  Shared power to vote or to direct vote:  1,465,866

3.  Sole power to dispose or to direct the disposition:  272,950

4.  Shared power to dispose or to direct disposition:  1,465,866

(3)                                  Share ownership information for Wendy Warren:

(A)                                                Aggregate number of shares beneficially owned:  1,550,677

Percentage:  13.9%

(B)                                                  1.  Sole power to vote or to direct vote:  84,811

2.  Shared power to vote or to direct vote:  1,465,866

3.  Sole power to dispose or to direct the disposition:  84,811

4.  Shared power to dispose or to direct disposition:  1,465,866

(c)                                                   During the last sixty (60) days there were no transactions in the Common Stock effected by the reporting persons.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Other than (i) the Tender Agreement described in Item 4 hereto, (ii) the Joint Filing Agreement filed as Exhibit 99.1 to the Original 13D and (iii) the Operating Agreement for Warren Holdings, by and among the limited liability company and its members, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.  The Operating Agreement includes provisions providing for the proportionate sharing of profits and losses in the LLC.  Various members of the Warren family and their related interests own membership interests in Warren Holdings, including reporting persons Robert C. Warren, Jr. and Wendy Warren.  As members, Mr. Warren and Ms. Warren are entitled to an allocation of a portion of profits of the company.

See Item 2 of the Schedule 13D regarding disclosure of the relationships between the reporting persons.

The information set forth in Item 4 with respect to the Tender Agreement is incorporated by reference into this Item 6.

Item 7.                            Material to be Filed as Exhibits.

Exhibit 99.1.                                 Joint Filing Agreement, dated as of December 23, 2010, filed with the Original Schedule 13D and incorporated by reference into this Item 7.

Exhibit 99.2.                                 Tender and Voting Agreement, dated as of October 22, 2012, by and among Toyota Industries Corporation, Industrial Components and Attachments II, Inc., Warren Holdings, LLC and Robert C. Warren, Jr.

SignatureS

After reasonable inquiry and to the best of our knowledge and belief, We certify that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 2012

WARREN HOLDINGS, LLC

By:	/s/ Robert C. Warren, Jr.
Robert C. Warren, Jr.
Manager

ROBERT C. WARREN, JR.

/s/ Robert C. Warren, Jr.
Robert C. Warren, Jr.

WENDY WARREN

/s/ Wendy Warren
Wendy Warren

Attention: Intentional misstatements or omissions of fact constitute Federal Criminal Violations. (See 18 U.S.C. 1001.)